Annex A

Executive Officers and Directors of Penske Corporation

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Penske Corporation is set forth below. Each executive officer and each director of Penske Corporation is a citizen of the United States.

Name	Occupation and Business Address	# of Shares of Common Stock Beneficially Owned
EXECUTIVE OFFICERS		
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	Vice Chairman, Penske Corporation (1)	74,096
Claude H. Denker III	President, Penske Corporation (1)	30,688
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Lawrence N. Bluth	Executive Vice President, Secretary and General Counsel, Penske Corporation (1)	12,932
Randall W. Johnson	Executive Vice President — Human Resources and Administration, Penske Corporation (1)	4,214
J. Patrick Conroy	Executive Vice President — Chief Financial Officer Penske Corporation (1)	20
Jonathan B. Gibson	Executive Vice President – Marketing and Business Development	0
DIRECTORS		
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	Vice Chairman, Penske Corporation (1)	74,096
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Stephen R. D'Arcy	Partner, Quantum Group LLC 181 Kenwood Rd. Grosse Pointe Farms, MI 48236	551
Gregory W. Penske	President, Penske Motor Group, LLC 3534 N. Peck Road El Monte, California 91731	49,157
Roger S. Penske, Jr.	President, SoCal Penske 2010 East Garvey Ave. West Covina, CA 91791	1,129
Matthew P Cullen	CEO, Jack Entertainment 100 Public Square Cleveland, OH 44113	0
Brian Hard	President, Penske Truck Leasing Corporation 2675 Morgantown Road Reading, PA 19607	12,634
Michael Eisenson	Founding Partner, Charlesbank Capital Partners LLC 200 Clarendon Street, 54th Floor Boston, MA 02116	74,591

Name	Occupation and Business Address	# of Shares of Common Stock Beneficially Owned
Paolo Ferrari	Private Investor, c/o Penske Corporation (1)	0
Charles G. McClure	Managing Partner, Michigan Capital Partners 39520 Woodward Ave., Suite 205 Bloomfield Hills, MI 48304	0
Blair Penske Hall	Private Investor, c/o Penske Corporation (1)	2,450
Jay C. Penske	Chairman and CEO, Penske Media Corporation 11175 Santa Monica Blvd. Los Angeles, CA 90025	0
Mark H. Penske	Chairman and CEO, United Advisors Wealth Management 40 Wall Street, Suite 1708 New York City, NY 10005	0

(1) The business address of this individual is 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954.